Technical Report

on the

Fye Canyon Property
Eureka County, Nevada, USA

Prepared for:

White Knight Resources Ltd.
922-510 West Hastings Street
Vancouver, BC V6C 1L8

By

John M. Leask, P.Eng.

April 15, 2005

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	12
18.0 INTERPRETATION AND CONCLUSIONS	12
19.0 RECOMMENDATIONS	13

CERTIFICATE OF AUTHOR	15

REFERENCES	16

LIST OF TABLES

Table 1	Cortez Hills and Pediment Mineral Reserves and Mineral Resources	7
Table 2	Fye Canyon hole locations based on BLM Notices	10

Appendix A

White Knight Gold (U.S.) Inc. Claim Holdings at Fye Canyon	27

Fye Canyon Technical Report
April 2005

1.0 SUMMARY

The Fye Canyon Project is located in Eureka County, Nevada just south of Garden Gate Pass, 11 kilometers south of the Cortez town site, and 13 kilometers south of the new Cortez Hills discovery (Cortez Joint Venture - Placer Dome 60%: Kennecott 40%). The Fye Canyon property consists of 345 unpatented mining claims controlled by White Knight Gold (U.S.) Inc. (“White Knight Gold”), a wholly owned subsidiary of White Knight Resources Ltd. (“White Knight”), of which 114 claims are subject to a lease agreement with prospector Don Jennings. The claims cover about four miles of strike length of the southern projection of the Cortez fault zone, which is projected south from the Cortez Hills discovery.

The central part of the property consists of an area of low relief characterized by scattered outcrops of Ordovician Vinini Formation chert and post-mineral Oligocene rhyolite surrounded by Quaternary gravel. During 2004, outcrop mapping and rock chip sampling and limited soil sampling were completed on the 20% of Paleozoic rock outcrop available. Based on the mapping and sample assay results, an epithermal Hg-As-Cu-Zn-(Sb)-(Au) hydrothermal system is present on the southeastern portion of the property and extends for a minimum of two miles in a north-south direction. The strongest mineralization occurs within two zones of brecciation, intense iron-oxide development, and barite veining in the central and southern parts of the property. The geochemical signature of the mineralization suggests a fairly high-level epithermal system driven by a buried intrusive.

Because of limited outcrop of Paleozoic rock, gravity and MT data were collected over the project area in summer 2004 in an attempt to map the southern extension of the Cortez Fault and to determine depth to lower plate limestone host rocks. Interpretation and modeling of gravity and MT data confirms both the presence of the southern projection of the Cortez Fault and a horsted block of Paleozoic rocks on the west side of the fault. The horst block has dimensions five kilometers north-south by two kilometers east-west. Two-dimensional MT and gravity models suggest that lower plate limestones are within 200 to 300 meters on at least a portion of the horst block. The southeastern edge of the horst block coincides with the mineralized outcrop described from sampling above.

Previous drilling by Noranda, Lac, Kennecott, and Independence Mining tested a number of targets on the property. Three deep holes were drilled to test geochemical anomalies in the northeast part of the property east of the Paleozoic horst block, but only shallow holes (150 meters) were drilled in the horst block. Because the shallow holes were not drilled deep enough nor located correctly based on the new WKG geophysical data, the Cortez Hills-type, sediment-hosted gold target remains untested at Fye Canyon.

Additional exploration is warranted at the Fye Canyon Project in 2005. Because alluvium and post-mineral volcanic rocks cover most of the project area, a grid of gradient-array induced polarization/resistivity data followed by pole-dipole array induced polarization/resistivity data are recommended prior to drilling. Drill targets will be based on the coincidence of structural intersections, alteration, and induced polarization anomalies, which imply the presence of disseminated sulfides. The total program, including 3,000 meters of drilling, is estimated to cost US$500,000.

2.0 Introduction and Terms of Reference

2.1 Introduction

This report provides a technical summary of exploration history, geologic setting, recent geological and geophysical results and recommendations for exploring the Fye Canyon Project. The property is located along the northwest side of the Simpson Park Mountains, immediately south of Garden Gate Pass and Dugout Springs in Eureka County, Nevada (Figure 1). White Knight Gold and White Knight entered into an acquisition agreement with Teck Cominco American Incorporated (“Teck Cominco”) in December 2004. Teck Cominco is currently conducting exploration on the property at the recommendations of White Knight and White Knight Gold.

Fye Canyon Technical Report
April 2005

The property lies from 13 to 18 kilometers south-southeast of Placer Dome’s recent Cortez Hills discovery (Cortez Joint Venture - Placer Dome 60%: Kennecott 40%). The property is located on the Cortez Trend, which is a trend of gold deposits that extends north-northwest through Pipeline and south-southeast to the Gold Bar deposit, and possibly to the Eureka District (not shown in Figure 1). The target at the Fye Canyon property is a sediment-hosted gold deposit like Cortez Hills with deep oxidation (>300 meters), good structural-grade control, and potential for a giant gold resource (e.g. >10Moz Au).

2.2 Terms of Reference

Measurements used in this report are reported in metric units. Geochemical analyses are reported in parts per billion (ppb) and parts per million (ppm) for higher grades. Drill intercepts and quoted gold resources/reserves are reported as troy ounces per short ton (opt). The US$ is used as the monetary unit. All maps are georeferenced to Universal Tranverse Mercators (UTM) units. The Fye Canyon project is within UTM zone 11 north and all maps use a NAD27 datum. Surface area affected by mineral title is expressed in acres.

2.3 Purpose of Report

This report is prepared under the guidelines of National Instrument 43-101 and is to be submitted as a Technical Report to the TSX Venture Exchange (“TSXV”) and the BC Securities Commission (“BCSC”) for annual information filing purposes. White Knight trades under the symbol TSXV: WKR. White Knight Gold conducts all exploration activities for White Knight in Nevada.

2.4 Sources of Information

This report was prepared by Mr. John M. Leask, BaSc. Geological Engineering, Professional Engineer and Chairman and Director of White Knight. Mr. Leask has over 29 years experience in the exploration business at all levels, including extensive experience exploring for sediment-hosted gold deposits in Nevada.

The report is based on the author’s personal familiarity with the project and on review and compilation of recently-collected geological, geochemical and geophysical data. The author has visited the Fye Canyon property on numerous occasions in 2004 with his last visit on October 7, 2004. The author supervised contract geological, geochemical, and geophysical surveys and drilling programs on the property during 2004, when White Knight Gold was operator of the project.

3.0 Disclaimer

In preparation of this report, the author has relied on information obtained through a review of geologic information available in public and private documents, reports and data. The author has relied upon opinions and statements made by other experts regarding geophysical interpretations, land, legal, and environmental issues, for which the author is not qualified to make judgments. In particular, the author has relied upon title opinions prepared by contract land persons. No independent verification of geological, geochemical, geophysical or drill data was undertaken. An environmental review of the property was not undertaken. The author is not qualified to make judgment on such issues but does not believe there are any current environmental issues outstanding on the property.

Fye Canyon Technical Report
April 2005

4.0 Property Description and Location

4.1 Area and Location

The Fye Canyon property is located in Eureka County, Nevada (Figure 1). More specifically the claims are located just south of Garden Gate Pass, 11 kilometers south of the historic Cortez bonanza silver mine town site, and approximately 80 kilometers south-southeast of the City of Battle Mountain.

The property lies in sections 10, 12, 13-13, 22-27, 34-36 T25N, R48E and section 1, T24N R48½E, sections 13, 24, 25, 36 T25N R48½E, Dugout Spring Quadrangle (Figure 2). The center of the property is located approximately at UTM 539000m East, 4430000m North, or about 40o0’ North Latitude, 116o35’ West Longitude.

4.2 Claims and Title

4.2.1 Area of the Property

WKG controls 345 unpatented mining claims (Fye, FyeW, Fil, Fill claims) comprising the Fye Canyon property (Figure 2), which cover a total of 6,320.42 contiguous acres.

4.2.2 Claim Location

The central group, which contains 114 “Fye” claims, was located by Don Jennings of Elko, Nevada in September and October, 2003 and was filed with the BLM in Mr. Jennings’ name by WKG in November, 2003.

The Fye, Fill, FyeW and most of the Fil claims were located in November 2003 and January and March 2004 by WKG on lands administered by the U.S. Bureau of Land Management (BLM).

All claim corners were surveyed by a licenses surveyor with differential GPS, which is accurate to less than one meter.

4.2.3 Property Payments, Obligations and Agreements

On November 10, 2003, White Knight Gold entered into a lease agreement with Don Jennings for the 114 Fye claims and for the Fil 50-55 claims. General terms of the lease are: 1) advance royalty payments of $5000 due to Jennings on signing (paid), $10,000 due on the first anniversary (11/10/2004) with payments increasing by $5000 annually to a maximum of $50,000/yr starting 11/10/2012; 2) net-smelter production royalty (“NSR”) of 2% capped at $1,000,000 in payments, then reducing to 1%, to a maximum of $5,000,000; 3) minimum annual work requirement of $20,000. There is no area of interest in the agreement with Don Jennings.

Fourteen “Fil” claims (Fil 50-63) are located on fee land [SE ¼ and E ½ SW ¼ sec 24 T25N, R48E] with mineral rights reserved by the U.S. under the Stock Raising Homestead Act. A surface lease with the land owners, Thomas and Volina Connolly, will be required before exploration activities can be performed on these claims.

4.2.4 Environmental/Cultural Liabilities

The property is subject to no known environmental liabilities and there are no known or potential occurrences of special status species with the property. No locations that have specific tradition or religious importance to local Native American populations have been encountered by White Knight Gold or reported by previous exploration.

Fye Canyon Technical Report
April 2005

4.2.5 Permitting

Unpatented mining claims at Fye Canyon are located on lands administered by the U.S. Department of Interior, Bureau of Land Management’s (“BLM”) Battle Mountain Field Office under the Federal Land Policy and Management Act of 1976 (“FLPMA”). Because the BLM is responsible for surface and subsurface mineral estate, a Notice must be filed with the BLM office in Battle Mountain prior to conducting any exploration activities or remedial reclamation. A reclamation bond must be posted with the BLM for the reclamation of any physical disturbance.

To date, White Knight Gold has not conducted any exploration activities that created surface disturbance and thus has not filed any Notice of Intent with the BLM.

5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Topography, Elevation and Vegetation

The climate is arid, typical of the high-desert of the great basin where year-round precipitation average is about 25 centimeters, mostly in the form of snow in the winter. Vegetation is dominantly sage bush and Crested Wheat grass (seeded by the BLM after the 2002 fires), Juniper trees and occasional Pinon Pine trees.

Topography is moderate dominated by rolling hills sloping towards the Grass Valley dried lake bed. The dominant topographic features in the area are the Cortez Mountains to the north of the property and the peaks that represent the Keystone window to the south of the property in the northern Simpson Park Range.

5.2 Accessibility

The Fye Canyon property is accessed from the town of Eureka by traveling west on U.S. Highway 50 for about five kilometers to the junction with State Highway 278, then 55 kilometers north on paved Highway 278 to the Alpha Ranch junction. From the junction, a graded road is followed west along the north end of the Roberts Mountains for about 40 kilometers to Garden Gate Pass (Figure 2). At Garden Gate Pass, take a southwest fork past Dugout Spring to access the northernmost portion of the property. Numerous two-track roads and one significant dirt road (Fye Canyon) can access the central portions of the property. Because topography is subdued, walking or ATV access is possible to all portions of the claim group.

5.3 Local Resources and Infrastructure

The property lies from 13 to 18 kilometers south-southeast of the recent Cortez Hills discovery (Cortez Joint Venture - Placer Dome 60% / Kennecott 40%) and 30 kilometers southeast of the Pipeline Mine complex operated by Cortez Joint Venture.

The nearest town is Crescent Valley, which is located about 40 kilometers north. The nearest town with infrastructure is Eureka which is located about 100 kilometers to the southeast. The towns of Eureka, Carlin (110 kilometers northeast) and Battle Mountain (80 kilometers north-northwest by map, 120 kilometers by road) are gold mining centers with highly-trained mining/industrial workforces. Accommodations and most common supplies are available in these towns. Carlin and Elko (140 kilometers northeast) provide nearly all needed mining supplies and services.

Fye Canyon Technical Report
April 2005

5.4 Climate

Exploration is curtailed for only a few months during the winter, mainly for mud, but could be conducted year-round if local improvements to the roads on the property are made. Typically, the north-south road in Grassy Valley is plowed for ranchers from Cortez town site and from Garden Gate Pass.

5.5 Surface Rights and Resources for Mining

The current land position controlled by White Knight Gold is adequate for exploration purposes. Sufficient flat areas in the western part of the claim block are present for potential processing plants, mine dumps, leach pads, etc. However, mill site claims would need to be located in order to construct milling facilities. Significant ground water is available, particularly where streams or springs exist on the north edge of the claim block. A power line passes along the western edge of the claim block parallel with the north-south Grassy Valley road. This power line services the Tonkin Springs mines to the south. Additional power and power lines may be necessary to support a large gold mine. However, with the development of the Cortez Hills mine, in the next two years a large power line and large access road will be less than 15 kilometers north of Fye Canyon.

6.0 History

The following history of mineral ownership at Fye Canyon was obtained from county and federal claim records – note that results from drilling and/or geologic studies are not filed with the federal claim records:

  Noranda staked a group of “Gap” claims over the central part of the area in 1985 and held the claims until 1989, when they were quitclaimed to ECM, who held the claims until 1992. R. M. Robinson then claimed much of the same area with “Gap” claims in 1994.

  The eastern part of the project area was staked by C. T. Piquet in 1988 (“ZZ” claims), but these claims lapsed in 1991.

  Rubicon Resources held the eastern ground with “Golden Vale” claims from 1993 until 1994, then restaked the ground as “BMS” claims in 1995, which were held through 1998.

  Lac Minerals staked the “Garden” claims in the northeastern part of the project area in 1993-1994 and relinquished the claims in 1997.

  The southernmost portion of the property was staked by Teck in 1996 (“MGB” claims) and held through 1998.

White Knight Gold has in its possession only very limited data from previous exploration programs by other companies. The Company has obtained a report by Candela Resources, who leased the Golden Vale claims in the northeast part of the project area from Rubicon Resources in 1994. Candela completed a soil and rock-chip sampling program in 1994, but did not drill. Independence Mining drilled three holes at two sites on the Golden Vale claims in 1997. White Knight Gold has a report by Independence Mining on the BMS project which includes the results of that drilling.

Fye Canyon Technical Report
April 2005

7.0 Geological Setting

7.1 Regional Geology

The Fye Canyon property lies within the Battle Mountain – Eureka mineral belt, which is a northwest-trending alignment of mineral deposits, intrusive stocks and dikes, and windows of lower-plate carbonate rocks (Roberts, 1960). A complete summary of the regional geology can be found in Gilluly and Masursky (1965). The Fye Canyon prospect is located in the southeastern corner of the Cortez Quadrangle. The property lies about 10 kilometers northwest of the Tonkin Springs gold mines and 15 kilometers south of the Cortez Hills discovery in the Simpson Park Mountains.

The general geology of the central and northern Simpson Park Mountains consists of an allochthon of deep-water marine siliciclastic sediments of the Ordovician Vinini Formation thrust over shallower-water Ordovician to Devonian carbonates of the Devonian Wenban Formation and Devonian-Silurian Roberts Mountains Formation (Figure 3).

7.2 Fye Canyon Project Geology

Detailed outcrop geologic mapping was completed by White Knight Gold in summer 2004; the compilation is shown in Figure 4. The Fye Canyon property lies along the southeastern projection of the Cortez fault, which forms the prominent scarp along the western edge of the Cortez Range. The Cortez fault parallels the axis of a broad north-trending, south plunging anticline, down-dropping the western limb approximately 1200 meters. Gold mineralization at the Cortez Hills deposit is localized within a two-kilometer-mile wide corridor of sub parallel faults to the Cortez fault, which create a series of small horsts and grabens in the hanging wall of the master fault south of Garden Gate pass. The Cortez fault zone becomes somewhat diffuse at Garden Gate Pass and appears to splay into several north-south strands at Fye Canyon. The south-plunging anticline observed at Cortez projects onto the Fye Canyon claim block, but the lower-plate carbonates are covered by upper-plate rocks higher in the anticline.

The Fye Canyon claim block is underlain by Ordovician Vinini Fm and Tertiary volcanic rocks, which are overlain by various Quaternary gravel deposits. The Vinini Fm in the Fye Canyon area consists dominantly of black and green chert, siliceous siltstone, and shale. Minor units of quartzite, calcareous siltstone and limestone are interbedded. Chert and minor quartzite form nearly all of the outcrops in the area; the remaining lithologies occur as float chips.

The Tertiary section consists of crystal-poor flow-banded biotite rhyolite with minor biotite rhyolite tuff, and more mafic laharic breccias containing crystal-rich rhyodacite to dacite clasts. These volcanics are related to a large Oligocene (33.4 Ma) flow-dome complex mapped to the northeast of Fye Canyon. Flow-banded rhyolite crops out along the northeast corner of the property and in a fairly narrow (about 600-meters-wide) north-south belt extending from just north of the drainage of Fye Canyon to about two miles south of the canyon. The north-south band of rhyolite is interpreted to represent a fault-controlled paleo-valley which filled with rhyolite flows, similar to the setting that is observed at White Knight Gold’s Indian Ranch property. Because the rhyolite flows are probably post-mineral they will probably not have any alteration or metal content from the gold-mineralization event. A minor amount of laharic breccia containing blocks of crystal-rich hornblende dacite is exposed to the west of the rhyolite outcrop in the drainage of Fye Canyon. Similar laharic breccias lap onto the Vinini Fm in the south part of the claim block and become the dominant lithology exposed further south.

Quaternary gravels cover most of the central and western parts of the property. Gravels in the central area appear to be thin alluvial-fan and slope-wash deposits. Distinct boulder gravel containing large boulders of Vinini quartzite and chert, Tertiary volcanics, and a polymictic conglomerate (Garden Valley Fm?) occurs in a few locations in the central area. This gravel appears to be an older unit, possibly filling old drainage channels. To the west the Quaternary gravels thicken across a series of faults and grade into playa deposits in the Grass Valley.

Fye Canyon Technical Report
April 2005

8.0 Deposit Types

There are no economic mineral deposits on site to date. The prospect is in the early stages of grass roots exploration.

The exploration model is that of the recently discovered Cortez Hills deposit (Cortez Joint Venture). As shown in Figures 1 and 3, the Fye Canyon Project is location only 15 kilometers south of and on geologic strike with the Cortez Hills discovery. The Cortez Hills deposit is currently being drilled by the Cortez Joint Venture (60% Placer Dome / 40% Kennecott). The latest mineral reserves and mineral resources are shown in Table 1. The Pediment deposit is contiguous and located just south of Cortez Hills.

Table 1: Cortez Hills and Pediment Mineral Reserves and Mineral Resources

Cortez Hills (as at June 30, 2004; 100% basis)

($350 Au)	tons	opt	oz
Proven and Probable Reserve	47,327,160	0.157	7,453,968
Measured and Indicated Resource	2,200,798	0.109	240,461
Inferred Resource	9,064,263	0.041	375,200

Pediment (as at June 30, 2004; 100% basis)
($350 Au)
Proven and Probable Reserve	37,691,036	0.032	1,215,524
Measured and Indicated Resource	4,987,429	0.020	100,948
Inferred Resource	2,054,985	0.021	44,102

Cortez Hills/Pediment (as at June 30, 2004; 100% basis)
Proven and Probably Reserve	85,018,196	0.102	8,669,492

The gold ore grades at Cortez Hills are structurally controlled and are hosted in Lower Plate limestone and transitional sediments of the upper Devonian Wenban Formation (Figure 5). This formation is stratigraphically equivalent to the Rodeo Creek Formation, which is a known gold host rock on the Carlin Trend. Of significance, oxidation is at least 300 meters deep at Cortez Hills. Because of the deep oxidation and high gold grades, a significant portion of the deposit will be processed at the Pipeline mill while the remainder will be leached. To date there are no mineral resources for the deeper, and possibly underground-mine portion of the deposit.

The Cortez Hill reserve and resource estimation was prepared for Placer Dome Inc. by Larry Smith, R.Geo., C.P.Geo on behalf of AMEC Americas Limited in 2003 and were published in 2004. The reserves and resources were estimated using current CIM standards and are 43-101 compliant.

9.0 Mineralization

9.1 Rock-chip Geochemistry

A few zones of mineralization were located on the eastern side of the horst block in outcropping Ordovician Vinini Formation rocks (see Figure 4). These zones are interpreted to be leakage off a deeper hydrothermal system. Because outcrop is sparse neither the strike length, nor depth extent of mineralization is possible to interpret. The mineralization is controlled by intersecting north-south and northeast-southwest structures that cut the upper plate chert and argillites of the Ordovician Vinini Formation.

Fye Canyon Technical Report
April 2005

The largest zone: In the east-central part of the property, a 100-meter-wide zone of brecciation accompanied by intense iron oxides and barite veining/open-space filling occurs along a north-south fault zone. Rock-chip samples collected by White Knight Gold from this zone contained up to 54 ppm Hg, 45,000 ppm Zn, 1799 ppm Cu, 121 ppm As and 16 ppm Sb, but only very weakly anomalous gold (maximum 8 ppb). Soils collected over the zone contained up to 80 ppb Au, suggesting some concentration of gold in the clay-size fraction of the breccias.

Outcropping in the south-central portion of the property is another zone of strongly anomalous Hg (up to 14.2 ppm), As (up to 498 ppm), Sb (27 ppm), Cu (up to 2191 ppm), Zn (up to 5400 ppm) and Ag (3.58 ppm) in strongly iron-stained brecciated chert. Gold is weakly anomalous, consistently above detection level with a maximum of 32 ppb.

In the northeast part of the area, scattered anomalies in As (up to 206 ppm), Sb (maximum 22 ppm), Hg, Cu, Zn and Au occur in breccia zones within chert. Some of the breccias are gossanous. The Hg (maximum 0.93 ppm), Cu (to 209 ppm) and Zn (maximum 1118 ppm) values are much lower than the other two zones discussed above. However, low-level gold anomalies are more common in the northeast area, and gold reaches the highest value on the property (41 ppb) here. Soil sampling by Candela Resources in this area returned gold values of up to 110 ppb.

A petrographic report was completed by Dr. William X. Chavez (2004) in an attempt to understand mineral content of a barite-altered breccia from the east-central zone.

  Silicification in several generations of quartz and chalcedonic silica, late sulfide and the latest coarse barite.
  Sulfides have been oxidized to an assemblage of cellular goethite, much greater than jarosite, which may explain the anomalous suite of toxic elements. Goethite has the ability to absorb and retain toxic elements in its lattice. Analyses of the oxides suggest the sulfides were pyrite, marcasite and possibly arsenopyrite.
  Two veinlet types are noted; an early, fine-grained to mosaic chalcedonic barren silica and a late, coarse, breccia-related quartz that forms patches and veins.
  Late barite is post-sulfide and forms microcrysts on brecciated clast surfaces.

The nature and geochemical signature of the mineralization is indicative of a high-level epithermal gold system. The base-metal anomalies suggest the presence of a buried intrusive and are consistent with the upper levels of other Carlin-style gold systems in the area (Gold Acres, Pipeline, Cortez Hills), which contain variable copper and zinc enrichments. The Fye Canyon mineralization is interpreted as upper-plate-hosted leakage above a large Carlin-type gold system hosted in lower-pate carbonates at depth.

10.0 Exploration

White Knight Gold conducted a geochemical sampling program in the summer of 2004. A total of 108 rock-chip and 18 soil samples was collected and analyzed for Au plus 30-element ICP. As described in detail above, it is interpreted that a high-level epithermal system is manifest by the presence of hematitic and baritic breccias accompanied by highly anomalous mercury, zinc and copper, anomalous arsenic and antimony, and weakly anomalous gold and silver. The anomalous mineralized areas are noted in Figure 4 and are discussed above.

Because of limited outcrop, the surface rock chip and soil geochemistry survey covered only 20% of the property. To cover the remainder of the area, gravity and magnetotelluric (MT) geophysical data were collected and modeled in order to assess depth to bedrock and to estimate depth to lower plate limestone host rocks.

Fye Canyon Technical Report
April 2005

A total of 185 gravity stations were collected at Fye Canyon by Tom Carpenter in summer 2004 (Carpenter, 2004). Each station was occupied with a gravity meter and a differential Leica GPS system. Post-processing of the GPS data achieved accuracies of less than 10 centimeters in both vertical and horizontal position. Each gravity measurement was corrected for elevation above sea level and Terrain using four different crustal densities: 2.3 grams/cm3, 2.4 grams/cm3, 2.5 grams/cm3 and 2.6 grams/cm3. For interpretation purposes, the 2.5 grams/cm3 density was used most, as it has been found to be very effective in the Nevada environment.

Figure 6 is a contoured grid of terrain corrected (“Complete Bouguer”) gravity data. Note the strong regional gradient caused by the deep alluvium-filled Grassy Valley on the west side of the grid and outcropping Paleozoic rocks on the east side. For interpretation purposes, a planar surface was removed from the Fye Canyon gravity data. The result: a “residual” gravity grid was created with a 2+ milliGal central gravity high, shown in Figure 7.

Two, 2.4 -kilometer long MT lines were collected by Quantec in an effort to further interpret the residual gravity high in Figure 7 (Moraga, 2004). The MT lines have electrodes every 100 meters; stations are posted as triangles in Figure 7. Each station was located by hand-held GPS and is accurate to less than five meters in horizontal position. MT data was collected for the frequency range 8000 to 0.1 Hz. Typically, this frequency range is enough to measure apparent resistivities from surface to two kilometers depth.

The central residual gravity high in Figure 7 is interpreted as a horst block of shallow lower-plate limestone. Two-dimensional MT resistivity models that were provided by Quantec mapped the same horst block edges as were observed in the residual gravity. The MT models also map the alluvium and volcanic flow thickness. The eastern fault on the horst block that was interpreted from geophysical data coincides with the mineralized fault mapped in outcrop (Figure 4) and discussed in section 9.0 above. The southern line of MT data modeled lower-plate limestone at 200-300 meters depth beneath Ordovician Vinini Formation outcrop.

11.0 Drilling

A fairly complete record of drilling prior to White Knight Gold’s ownership has been assembled though review of Notices of Intent to Conduct Exploration filed with the BLM (see Table 2). Drill hole locations are posted on Figure 8. Unfortunately, the notices do not contain information regarding sample recoveries, qualities, assay results, etc. In some cases White Knight Gold has copies of the geochemistry and in others not.

  Noranda drilled five holes (100-150 meters depth) on the Fye Canyon property in 1988 as part of 21-hole regional drill program.
  Kennecott leased the Gap claims from ECM and drilled four 152-meter-deep holes in 1991.
  Rio Algom permitted one hole in the northeast part of property in 1992 as part of a larger drill program to the north, but it is not known if the hole was drilled.
  Lac drilled one deep hole (335 meters) on its Garden claims in the northeast part of the property in 1995.
  Placer Dome permitted one drill hole in the central part of the property in 1996. It is not known if the hole was drilled.
  Independence Mining drilled three holes from two pads (277 meter and 526 meter deep - one drillhole was lost and repeated) in the northeast area in 1997-1998.

While the locations and results in Table 2 are interesting, based on all drillhole locations, the limestone target beneath the horst in Figures 4 and 7 remains untested.

Fye Canyon Technical Report
April 2005

Table 2: Fye Canyon drill hole locations based on BLM Notices. Note all holes are vertical.

			Length
Hole ID	East	North	(m)	Company	Year	Remarks

BMS-97-1	541230	4429990	158	Independence	1997	anomalous Au high 65 ppb
BMS-97-2	541230	4429990	277	Independence	1997	anomalous Au high 65 ppb
BMS-98-3	540413	4429874	526	Independence	1998	anomalous Au high 66 ppb
DS-1	539470	4427530	152	Kennecott	1991	anomalous Au high 78 ppb
DS-2	539125	4427530	152	Kennecott	1991
DS-3	538790	4427175	152	Kennecott	1991	all gravel
DS-4	539430	4427470	152	Kennecott	1991	anomalous Au high 38 ppb
GP-88-16r	539275	4431570	unknown	Noranda	1988	no data available
GP-88-17r	539580	4429670	152	Noranda	1988	all gravel
GP-88-18r	539180	4428040	120	Noranda	1988	no geochem data
GP-88-19r	538670	4428045	122	Noranda	1988	all gravel
GP-88-20r	539300	4428805	137	Noranda	1988	no geochem data
BG-4	540190	4431005	335	Lac	1995	no geochem data

12.0 Sampling Method and Approach

12.1 Rock-Chip Sampling

Rock chip samples were taken where outcropping mineralization was hosted by Paleozoic sediments. A total of 108 rock-chip samples were collected – the assay results are described in sections 9.0 and 10.0 of this report. The partially covered, sparse outcrop occurs over a four-kilometer strike length and about one-kilometer width. Rock-chip sampling mainly focused on the mineralized structures of the east side of the Ordovician Vinini Horst Block. Because the Vinini Formation is dominantly chert and argillite, it is not a good disseminate gold host rock – structural preparation is necessary to localize hydrothermal mineralization. The mineralization is interpreted as leakage off a deeper hydrothermal system. Both mineralized fault gouge and brecciated zones were encountered. The method for sampling depended on the type of mineralization. Outcropping brecciated zones were sampled over a wide area of the outcrop. Sample sizes were up to five kilograms. Fault faces or gouge were sampled specifically on the fault. Sample sizes were smaller, typically two to three kilograms.

12.2 Soil Sampling

Only 18 soil samples were collected by White Knight Gold. The samples were around mineralized outcrop where rock chip samples were taken. Soil samples were taken in areas where Quaternary Alluvium does not exist – the sample represents a residual soil from bedrock. Samples were sieved through a -80 mesh in the field and put in bags for assay. Sample sizes were one to two kilograms.

13.0 Sample Preparation, Analyses and Security

13.1 Sample Preparation

Both rock-chip and soil samples were prepared and analyzed for Au plus 30-element ICP at BSI Inspectorate Labs of Sparks, Nevada. Sample preparation consists of drying the sample (if necessary), crushing the sample in a jaw crusher to -10 mesh, then passing the sample through a riffle splitter to obtain a representative 200 to 400 gram split. The split is then pulverized with a ring grinder so that 90% of the sample passes through -150 mesh. No employee, officer, director or associate was involved with sample preparation.

Fye Canyon Technical Report
April 2005

13.2 Analyses

The Au and Ag assays were achieved by fire assay of a 30 gram sample of the pulverized split with an atomic absorption finish. The remaining 30 elements were assayed by ICP analysis. Detection limits for ICP analysis were low, e.g. Hg detection limits are 0.02 ppm while Au detection limits for fire assay is 1 ppb. In some cases, trace elements were assayed using wet chemical or induced-coupling plasma techniques.

13.3 Quality Control and Security

Because the project is in the grass-roots exploration stages and sample quantities remain low, security and quality control were not issues that were addressed. Samples were delivered by White Knight Gold field geologists directly to the sample preparation laboratories in Sparks. Quality control and security procedures within the laboratories are under the guidance of local management. The laboratory performs regular repeat assay measurements that represent about 5 to 10% of the total samples submitted (e.g. 1 in 10 to 1 in 20 samples are repeated for quality control), particularly on ore-grade assay results. BSI Inspectorate Labs operates under ISO9002/ISO9001:2000 standards. There is no reason to believe that any samples were tampered with or otherwise compromised.

14.0 Data Verification

The author has personal familiarity with both the regional and property geology. In addition to reviewing the geological, geochemical, geophysical, and drilling databases for preparation of this report, the author directly supervised the data collection and synthesis. The validity of the various interpretations is discussed in the appropriate sections of the report.

15.0 Adjacent Properties

As discussed in the Regional Geology, the Fye Canyon project lies on the prolific Cortez Trend, which is also referred to as the Battle Mountain-Eureka Mineral Belt (Roberts, 1960) depending on where lines are drawn between the know mineral deposits. Nearest to the Fye Canyon project are the sediment-hosted gold deposits at Pipeline and Cortez Gold Mine. The Cortez Hills project is the newest discovery and is located 13 kilometers north of the Fye Canyon Project (see section 8.0 and Figures 1, 3 and 5).

Other adjacent properties are in the same stage of grass roots exploration as Fye Canyon including the Trend/NDT property immediate north of Fye Canyon; J-Pacific and Nevada North properties also immediately north; and, the Placer Dome-Kennecott (Cortez Joint Venture) properties are northernmost in Figure 9. The Cortez Joint Venture property extends from the boundary shown in Figure 9 northward through Cortez Hills and Pipeline – the Cortez Joint Venture is the largest mineral title holder on the Cortez Trend.

Adjacent, significant properties to the south of Fye Canyon include the Pat Canyon prospect on the south border, which is 100% owned by White Knight Gold; the Cornerstone property owned by Nevada-Pacific is five kilometers south-southeast of Fye Canyon; and the Keystone property, which is 10 kilometers south of Pat Canyon, owned by Nevada-Pacific, and under an option agreement to Placer Dome.

White Knight Gold has completed mapping and rock chip sampling on the Pat Canyon property. There are no exposures of Paleozoic rocks at Pat Canyon, but outcropping volcanic rocks show evidence of hydrothermal alteration. Vein textures found in altered volcanics demonstrate proximity to an intrusive heat sources.

Fye Canyon Technical Report
April 2005

Nevada-Pacific’s Cornerstone property is located five kilometers south-southeast of the Fye Canyon property. Based on its October 7, 2004 press release (following), there is continued evidence that sediment-hosted gold mineralization continues south of Fye Canyon along the Cortez Trend:

“The surface alteration consists of local zones of iron oxides, carbonate and jasperoid breccia. To date, the zone has been traced for over 3,000 feet [1,000 meters] along a north-northeast strike direction and up to 800 feet in width. Initial sampling by Nevada Pacific has returned significant gold values and elevated pathfinder elements. Results of the first 35 rock chip samples taken by Nevada Pacific along the zone have been received from ALS Chemex with 12 of these samples returning gold values of greater than 2 ppm with a high of 7.87 ppm (0.228 opt).

The mineralization appears to be associated with brecciated carbonate and fractured jasperoid lying at or near the contact of lower plate rocks and the overlying volcanics. Elevated pathfinder elements include mercury and antimony.” (source: Nevada-Pacific website)

16.0 Mineral Processing and Metallurgical Testing

Because the Fye Canyon Project is in the early stages of a grass roots exploration program, there have been no metallurgical tests or studies of mineral processing.

17.0 Mineral Resource and Mineral Reserve Estimates

Because the Fye Canyon Project is in the early stages of a grass roots exploration program, there are no mineral resources or mineral reserve estimates.

18.0 Interpretation and Conclusions

Based on geologic mapping by White Knight Gold, the Fye Canyon area is divided into three north-south trending structural and geologic domains:

a)
The eastern part of the property consists of an upland characterized by a ridge-and-swale topography created by resistant outcrops of Vinini Fm chert alternating with slopes of nonresistant siltstone and shale. The units have a fairly consistent north-northeast strike with a steep dip. Although folded, the beds are relatively undisturbed and can be followed for considerable distances.

b)
The central part of the project area is characterized by low rolling topography dissected by east-west drainages. Within this domain, scattered outcrops of Vinini Fm and Tertiary rhyolite poke though a thin cover of Quaternary slope-wash and colluvial gravels. This domain appears to contain a true erosional pediment surface beneath thin gravel cover. There is no continuity between outcrops within this domain; and most outcrops are highly fractured to brecciated and stained by iron oxides. The central zone is fault-bounded on both the east and west sides; and may represent an uplifted and eroded horst block with considerable internal structural deformation. A small sinuous fault scarp with recent movement forms the western boundary of the central domain.

c)
The western domain consists of flat gravel-covered terrain extending out to the playa of northern Grass Valley. This zone is believed to be underlain by thick Quaternary deposits and should not be explored.

Fye Canyon Technical Report
April 2005

The geophysical interpretation agrees that a central, horst block controlled, sediment-hosted gold target exists at Fye Canyon (Zone 2 above). Gravity and MT models clearly map a north-south elongate horst block with distinct structures bounding both the west and east sides. The horst block has lateral dimensions five kilometers north-south by two kilometers east-west. MT models suggest 200 to 300 meters to the top of lower plate sediments (e.g. beneath the Roberts Mountains Thrust). The upper layer is interpreted as Upper Plate Ordovician Vinini Formation while the second, lower layer is interpreted as lower plate Devonian Wenban Formation based on drill results at Cortez Hills.

Based on an interpretation of the regional topographic, gravity and magnetic data, the eastern edge of the horst block is probably the southern projection of the Cortez Fault from Cortez Hills, which is 15 kilometers north. Most of the fault zone has been filled by post-mineral dacitic and rhyodacitic volcanic flows, the outcrop of which creates a north-south gravity low and magnetic high.

Anomalous mineralization was sampled along the eastern fault of the horst block, or Cortez Fault. The strongest mineralization outcrops on the southeast portion of Fye Canyon at the intersection of the Cortez Fault and a northeast-trending structure (Figure 3). Geochemistry and petrographic studies of rocks from the southeastern alteration verify the presence of a buried hydrothermal system. Other mineralized structural intersections probably exist but are covered by Quaternary Alluvium or Eocene Rhyolite flows.

All geologic and geophysical data agree that surface mineralization in the upper plate Ordovician Vinini Formation is merely leakage above a hydrothermal system at depth. The primary drill target based on these results is a sediment-hosted gold target in the lower plate limestones or transitional rocks of the upper Wenban Formation as at Cortez Hills. This target is achieved by drilling at least 300 meter holes based on the prior MT cross sections and gravity modeling.

19.0 Recommendations

Because most of the drill targets on either side of the Paleozoic horst block at Fye Canyon are covered by alluvium or Eocene volcanics, surface mapping and rock chip sampling will only have limited coverage (e.g. about 20% coverage). To augment the information gained from geologic exposures, additional resistivity data are recommended in order to gain more information about the subsurface resistivity distribution within the horst block, as well as any structures on either side of the block. Induced Polarization (IP) is also recommended prior to drilling in order to locate and sulfide concentrations along the Cortez Fault, or at the intersection of the Cortez Fault and other structures. Gradient Array IP/Resistivity is the most effective survey to cover large areas quickly, followed by dipole-dipole array to map the vertical geometry of any IP anomalies.

Drilling is recommended after the geophysical program. Drill holes should be at least 300 meters deep. Holes should be located to test structures bounding the horst block with mineralization that coincide with any IP/Resistivity anomalies. Because the Eocene rhyolite flows have probably covered mineralized fault zones on the eastern bounding block, at least one angle hole should collar in the volcanics and eastern “Cortez Fault” zone at depth. A decision to continue the project can be made after drilling and assaying about 3000 meters.

Cost of the 2005 drilling program is estimated at US$500,000 as follows:

Gradient Array and Pole-dipole IP/Resistivity (20 days at $2,500/day)	US$100,000
Drill reverse circulation 3000 meters
(10 holes at $120 per meter; costs include assays)	US$360,000
Geologist	US$40,000

Fye Canyon Technical Report
April 2005

Fye Canyon Technical Report
April 2005

Fye Canyon Technical Report
April 2005

REFERENCES

Carpenter, T.C., 2004, Principal Facts from gravity-GPS measurements at the Fye and Pat Canyon Properties, Nevada.

Chavez, W.X, 2004, Petrographic Report from rock chip samples at Fye Canyon: Internal Report to White Knight Gold, 4p.

Cuffney, R.G., 2004, Fye Canyon Property, Eureka County, NV: White Knight Gold Internal Report, 5p.

Moraga, C., 2004, Geophysical Survey Logistics Report, Daily Reports, Data CD’s Regarding the Quantec Distributed Array System Tensor-Magnetotelluric Survey Over the Roberts Mountain Project, Eureka, Eureka County, Nevada, On behalf of White Knight Resources Ltd, 200p.

Gilluly, J. and Masursky, H, 1965, Geology of the Cortez Quadrangle: Geologic Survey Bulletin 1175, 117p.

Nevada Pacific Gold Ltd., 2004, NEVADA PACIFIC COMPLETES DRILL TARGETING AND STAKES ADDITIONAL CLAIMS AT KEYSTONE PROJECT: News Release March 4 2004, TSX-V.

Roberts, R. J., 1960, Alignments of mining districts in north-central Nevada: U.S. Geological Survey Professional Paper 400-B, p. B17-B19.

Stewart, J. H. and Carlson, J. E, 1976, Geologic map of north-central Nevada: Nevada Bureau of Mines and Geology Map 50.

Fye Canyon Technical Report
April 2005

Illustrations

Fye Canyon Technical Report
April 2005

Figure 1: Fye Canyon Project, location on Cortez Trend. White Knight Mineral Title is colored green.

Fye Canyon Technical Report
April 2005

Figure 2: Fye Canyon Claim Location Map.

Fye Canyon Technical Report
April 2005

Figure 3: Fye Canyon regional geology (modified from Stewart and Carlson, 1976).

Fye Canyon Technical Report
April 2005

CORTEZ
CORRIDOR
Down-dropped block
Horst block with thin gravel cover
thick gravel
Qal
Qal
Tr
Tr
Tr
Ov
Ov
Au
Au
Hg, As, Sb, Cu, Zn, Au
Baritic breccia
Hg, As, Sb, Cu, Zn, Au
Trd
N
2000 Feet
600m
Quaternary gravels
Tertiary rhyolite
Tertiary dacite to rhyodacite
Ordovician Vinini Formation
gold mineralization
property boundary
fault - dashed where approximate, dotted where covered
ball on downthrown side of fault

Figure 4: Fye Canyon outcrop geology map. Mineralized rock chip and soil sample areas noted.

Fye Canyon Technical Report
April 2005

Figure 5: Cortez Hills grade control and cross section (source: Placer Dome website).

Fye Canyon Technical Report
April 2005

Figure 6: Fye Canyon terrain-corrected Bouguer gravity map.

Fye Canyon Technical Report
April 2005

Figure 7: Fye Canyon “residual” Bouguer gravity map. MT stations are posted as triangles; gravity stations are posted as small circles.

Fye Canyon Technical Report
April 2005

Figure 8: Fye Canyon prior mineral exploration drillholes on USGS topography map.

Fye Canyon Technical Report
April 2005

Cortez Joint Venture (60% Placer Dome/40% Kennecott)
JPACIFIC
NEVADA NORTH
TRENDNDT
N
1km
FYE
PAT
LANDER CO
EUREKA CO
LANDER CO
EUREKA CO
Dugout Spring
Rye Patch Spring
Pat Canyon
Corral
Spring
21

Figure 9: Significant adjacent properties to the Fye Canyon prospect (as of June 2004).

Fye Canyon Technical Report
April 2005

Exhibit “A”

White Knight Gold (U.S.) Inc. Claim Holdings at Fye Canyon

Fye Canyon Technical Report
April 2005

Fye Canyon Property
FIL 1 to 65 – 65 claims

Eureka County Recording

Claim Name		BLM Serial No.	Book	Page	Registered Owner

FIL	1	860233	374	66	WKG
FIL	2	860234	374	67	WKG
FIL	3	860235	374	68	WKG
FIL	4	860236	374	69	WKG
FIL	5	860237	374	70	WKG
FIL	6	860238	374	71	WKG
FIL	7	860239	374	72	WKG
FIL	8	860240	374	73	WKG
FIL	9	860241	374	74	WKG
FIL	10	860242	374	75	WKG
FIL	11	860243	374	76	WKG
FIL	12	860244	374	77	WKG
FIL	13	860245	374	78	WKG
FIL	14	860246	374	79	WKG
FIL	15	860247	374	80	WKG
FIL	16	860248	374	81	WKG
FIL	17	860249	374	82	WKG
FIL	18	860250	374	83	WKG
FIL	19	860251	374	84	WKG
FIL	20	860252	374	85	WKG
FIL	21	860253	374	86	WKG
FIL	22	860254	374	87	WKG
FIL	23	860255	374	88	WKG
FIL	24	860256	374	89	WKG
FIL	25	860257	374	90	WKG
FIL	26	860258	374	91	WKG
FIL	27	860259	374	92	WKG
FIL	28	860260	374	93	WKG
FIL	29	860261	374	94	WKG
FIL	30	860262	374	95	WKG
FIL	31	860263	374	96	WKG
FIL	32	860264	374	97	WKG
FIL	33	860265	374	98	WKG
FIL	34	860266	374	99	WKG
FIL	35	860267	374	100	WKG
FIL	36	860268	374	101	WKG
FIL	37	860269	374	102	WKG
FIL	38	860270	374	103	WKG
FIL	39	860271	374	104	WKG
FIL	40	860272	374	105	WKG
FIL	41	860273	374	106	WKG
FIL	42	860274	374	107	WKG
FIL	43	860275	374	108	WKG

Fye Canyon Technical Report
April 2005

Claim Name		BLM Serial No.	Book	Page	Registered Owner

FIL	44	860276	374	109	WKG
FIL	45	860277	374	110	WKG
FIL	46	860278	374	111	WKG
FIL	47	860279	374	112	WKG
FIL	48	860280	374	113	WKG
FIL	49	860281	374	114	WKG
FIL	50	863446	376	336	WKG
FIL	51	863447	376	337	WKG
FIL	52	863448	376	338	WKG
FIL	53	863449	376	339	WKG
FIL	54	863450	376	340	WKG
FIL	55	863451	376	341	WKG
FIL	56	863452	376	342	WKG
FIL	57	863453	376	343	WKG
FIL	58	863454	376	344	WKG
FIL	59	863455	376	345	WKG
FIL	60	863456	376	346	WKG
FIL	61	863457	376	347	WKG
FIL	62	863458	376	348	WKG
FIL	63	863459	376	349	WKG
FIL	64	863460	376	350	WKG
FIL	65	863461	376	351	WKG

Fye Canyon Technical Report
April 2005

White Knight Gold (U.S.) Inc.

Fye Canyon Property
FILL 50 to 55 – 6 claims

Eureka County Recording

Claim Name		BLM Serial No.	Book	Page	Registered Owner

FILL	50	860736	374	381	WKG
FILL	51	860737	374	382	WKG
FILL	52	860738	374	383	WKG
FILL	53	860739	374	384	WKG
FILL	54	860740	374	385	WKG
FILL	55	860741	374	386	WKG

Fye Canyon Technical Report
April 2005

White Knight Gold (U.S.) Inc.

Fye Canyon Property
FYEW 1-27, 30-162
160 claims

Eureka County Recording

Claim Name		BLM Serial No.	Book	Page	Registered Owner

FYEW	1	860282	374	115	WKG
FYEW	2	860283	374	116	WKG
FYEW	3	860284	374	117	WKG
FYEW	4	860285	374	118	WKG
FYEW	5	860286	374	119	WKG
FYEW	6	860287	374	120	WKG
FYEW	7	860288	374	121	WKG
FYEW	8	860289	374	122	WKG
FYEW	9	860290	374	123	WKG
FYEW	10	860291	374	124	WKG
FYEW	11	860292	374	125	WKG
FYEW	12	860293	374	126	WKG
FYEW	13	860294	374	127	WKG
FYEW	14	860295	374	128	WKG
FYEW	15	860296	374	129	WKG
FYEW	16	860297	374	130	WKG
FYEW	17	860298	374	131	WKG
FYEW	18	860299	374	132	WKG
FYEW	19	860300	374	133	WKG
FYEW	20	860301	374	134	WKG
FYEW	21	860302	374	135	WKG
FYEW	22	860303	374	136	WKG
FYEW	23	860304	374	137	WKG
FYEW	24	860305	374	138	WKG
FYEW	25	860306	374	139	WKG
FYEW	26	860307	374	140	WKG
FYEW	27	860308	374	141	WKG

FYEW	30	860742	374	284	WKG
FYEW	31	860743	374	285	WKG
FYEW	32	860744	374	286	WKG
FYEW	33	860745	374	287	WKG
FYEW	34	860746	374	288	WKG
FYEW	35	860747	374	289	WKG
FYEW	36	860748	374	290	WKG
FYEW	37	860749	374	291	WKG
FYEW	38	860750	374	292	WKG
FYEW	39	860751	374	293	WKG
FYEW	40	860752	374	294	WKG
FYEW	41	860753	374	295	WKG
FYEW	42	860754	374	296	WKG

Fye Canyon Technical Report
April 2005

Claim Name		BLM Serial No.	Book	Page	Registered Owner

FYEW	43	860755	374	297	WKG
FYEW	44	860756	374	298	WKG
FYEW	45	860757	374	299	WKG
FYEW	46	860758	374	300	WKG
FYEW	47	860759	374	301	WKG
FYEW	48	860760	374	302	WKG
FYEW	49	860761	374	303	WKG
FYEW	50	860762	374	304	WKG
FYEW	51	860763	374	305	WKG
FYEW	52	860764	374	306	WKG
FYEW	53	860765	374	307	WKG
FYEW	54	860766	374	308	WKG
FYEW	55	860767	374	309	WKG
FYEW	56	860768	374	310	WKG
FYEW	57	860769	374	311	WKG
FYEW	58	860770	374	312	WKG
FYEW	59	860771	374	313	WKG
FYEW	60	860772	374	314	WKG
FYEW	61	860773	374	315	WKG
FYEW	62	860774	374	316	WKG
FYEW	63	860775	374	317	WKG
FYEW	64	860776	374	318	WKG
FYEW	65	860777	374	319	WKG
FYEW	66	860778	374	320	WKG
FYEW	67	860779	374	321	WKG
FYEW	68	860780	374	322	WKG
FYEW	69	860781	374	323	WKG
FYEW	70	860782	374	324	WKG
FYEW	71	860783	374	325	WKG
FYEW	72	860784	374	326	WKG
FYEW	73	860785	374	327	WKG
FYEW	74	860786	374	328	WKG
FYEW	75	860787	374	329	WKG
FYEW	76	860788	374	330	WKG
FYEW	77	860789	374	331	WKG
FYEW	78	860790	374	332	WKG
FYEW	79	860791	374	333	WKG
FYEW	80	860792	374	334	WKG
FYEW	81	860793	374	335	WKG
FYEW	82	860794	374	336	WKG
FYEW	83	860795	374	337	WKG
FYEW	84	860796	374	338	WKG
FYEW	85	860797	374	339	WKG
FYEW	86	860798	374	340	WKG
FYEW	87	860799	374	341	WKG
FYEW	88	860800	374	342	WKG
FYEW	89	860801	374	343	WKG
FYEW	90	860802	374	344	WKG

Fye Canyon Technical Report
April 2005

Claim Name		BLM Serial No.	Book	Page	Registered Owner

FYEW	91	860803	374	345	WKG
FYEW	92	860804	374	346	WKG
FYEW	93	860805	374	347	WKG
FYEW	94	860806	374	348	WKG
FYEW	95	860807	374	349	WKG
FYEW	96	860808	374	350	WKG
FYEW	97	860809	374	351	WKG
FYEW	98	860810	374	352	WKG
FYEW	99	860811	374	353	WKG
FYEW	100	860812	374	354	WKG
FYEW	101	860813	374	355	WKG
FYEW	102	860814	374	356	WKG
FYEW	103	860815	374	357	WKG
FYEW	104	860816	374	358	WKG
FYEW	105	860817	374	359	WKG
FYEW	106	860818	374	360	WKG
FYEW	107	860819	374	361	WKG
FYEW	108	860820	374	362	WKG
FYEW	109	860821	374	363	WKG
FYEW	110	860822	374	364	WKG
FYEW	111	860823	374	365	WKG
FYEW	112	860824	374	366	WKG
FYEW	113	860825	374	367	WKG
FYEW	114	860826	374	368	WKG
FYEW	115	860827	374	369	WKG
FYEW	116	860828	374	370	WKG
FYEW	117	860829	374	371	WKG
FYEW	118	860830	374	372	WKG
FYEW	119	860831	374	373	WKG
FYEW	120	860832	374	374	WKG
FYEW	121	860833	374	375	WKG
FYEW	122	860834	374	376	WKG
FYEW	123	860835	374	377	WKG
FYEW	124	860836	374	378	WKG
FYEW	125	860837	374	379	WKG
FYEW	126	860838	374	380	WKG
FYEW	127	869584	382	102	WKG
FYEW	128	869585	382	103	WKG
FYEW	129	869586	382	104	WKG
FYEW	130	869587	382	105	WKG
FYEW	131	869588	382	106	WKG
FYEW	132	869589	382	107	WKG
FYEW	133	869590	382	108	WKG
FYEW	134	869591	382	109	WKG
FYEW	135	869592	382	110	WKG
FYEW	136	869593	382	111	WKG
FYEW	137	869594	382	112	WKG
FYEW	138	869595	382	113	WKG

Fye Canyon Technical Report
April 2005

Claim Name		BLM Serial No.	Book	Page	Registered Owner

FYEW	139	869596	382	114	WKG
FYEW	140	869597	382	115	WKG
FYEW	141	869598	382	116	WKG
FYEW	142	869599	382	117	WKG
FYEW	143	869600	382	118	WKG
FYEW	144	869601	382	119	WKG
FYEW	145	869602	382	120	WKG
FYEW	146	869603	382	121	WKG
FYEW	147	869604	382	122	WKG
FYEW	148	869605	382	123	WKG
FYEW	149	869606	382	124	WKG
FYEW	150	869607	382	125	WKG
FYEW	151	869608	382	126	WKG
FYEW	152	869609	382	127	WKG
FYEW	153	869610	382	128	WKG
FYEW	154	869611	382	129	WKG
FYEW	155	869612	382	130	WKG
FYEW	156	869613	382	131	WKG
FYEW	157	869614	382	132	WKG
FYEW	158	869615	382	133	WKG
FYEW	159	869616	382	134	WKG
FYEW	160	869617	382	135	WKG
FYEW	161	869618	382	136	WKG
FYEW	162	869619	382	137	WKG

Fye Canyon Technical Report
April 2005

White Knight Gold (U.S.) Inc.

Fye Canyon Property
Fye 1-51, 53, 55, 57, 59-93, 95-110, 112, 114, 116, 118-123
114 claims

Eureka County Recording

Claim Name		BLM Serial No.	Book	Page	Registered Owner

Fye	1	854372	371	001	Donald K. Jennings
Fye	2	854373	371	002	Donald K. Jennings
Fye	3	854374	371	003	Donald K. Jennings
Fye	4	854375	371	004	Donald K. Jennings
Fye	5	854376	371	005	Donald K. Jennings
Fye	6	854377	371	006	Donald K. Jennings
Fye	7	854378	371	007	Donald K. Jennings
Fye	8	854379	371	008	Donald K. Jennings
Fye	9	854380	371	009	Donald K. Jennings
Fye	10	854381	371	010	Donald K. Jennings
Fye	11	854382	371	011	Donald K. Jennings
Fye	12	854383	371	012	Donald K. Jennings
Fye	13	854384	371	013	Donald K. Jennings
Fye	14	854385	371	014	Donald K. Jennings
Fye	15	854386	371	015	Donald K. Jennings
Fye	16	854387	371	016	Donald K. Jennings
Fye	17	854388	371	017	Donald K. Jennings
Fye	18	854389	371	018	Donald K. Jennings
Fye	19	854390	371	019	Donald K. Jennings
Fye	20	854391	371	020	Donald K. Jennings
Fye	21	854392	371	021	Donald K. Jennings
Fye	22	854393	371	022	Donald K. Jennings
Fye	23	854394	371	023	Donald K. Jennings
Fye	24	854395	371	024	Donald K. Jennings
Fye	25	854396	371	025	Donald K. Jennings
Fye	26	854397	371	026	Donald K. Jennings
Fye	27	854398	371	027	Donald K. Jennings
Fye	28	854399	371	028	Donald K. Jennings
Fye	29	854400	371	029	Donald K. Jennings
Fye	30	854401	371	030	Donald K. Jennings
Fye	31	854402	371	031	Donald K. Jennings
Fye	32	854403	371	032	Donald K. Jennings
Fye	33	854404	371	033	Donald K. Jennings
Fye	34	854405	371	34	Donald K. Jennings
Fye	35	854406	371	35	Donald K. Jennings
Fye	36	854407	371	36	Donald K. Jennings
Fye	37	854408	371	37	Donald K. Jennings
Fye	38	854409	371	38	Donald K. Jennings
Fye	39	854410	371	39	Donald K. Jennings
Fye	40	854411	371	40	Donald K. Jennings
Fye	41	854412	371	41	Donald K. Jennings
Fye	42	854413	371	42	Donald K. Jennings
Fye	43	854414	371	43	Donald K. Jennings
Fye	44	854415	371	44	Donald K. Jennings
Fye	45	854416	371	45	Donald K. Jennings
Fye	46	854417	371	46	Donald K. Jennings

Fye Canyon Technical Report
April 2005

Claim Name		BLM Serial No.	Book	Page	Registered Owner

Fye	47	854418	371	47	Donald K. Jennings
Fye	48	854419	371	48	Donald K. Jennings
Fye	49	854420	371	49	Donald K. Jennings
Fye	50	854421	371	50	Donald K. Jennings
Fye	51	854422	371	051	Donald K. Jennings

Fye	53	854423	371	052	Donald K. Jennings

Fye	55	854424	371	053	Donald K. Jennings

Fye	57	854425	371	054	Donald K. Jennings

Fye	59	854426	371	055	Donald K. Jennings
Fye	60	854427	371	056	Donald K. Jennings
Fye	61	854428	371	057	Donald K. Jennings
Fye	62	854429	371	058	Donald K. Jennings
Fye	63	854430	371	059	Donald K. Jennings
Fye	64	854431	371	060	Donald K. Jennings
Fye	65	854432	371	061	Donald K. Jennings
Fye	66	854433	371	062	Donald K. Jennings
Fye	67	854434	371	063	Donald K. Jennings
Fye	68	854435	371	64	Donald K. Jennings
Fye	69	854436	371	65	Donald K. Jennings
Fye	70	854437	371	66	Donald K. Jennings
Fye	71	854438	371	67	Donald K. Jennings
Fye	72	854439	371	68	Donald K. Jennings
Fye	73	854440	371	69	Donald K. Jennings
Fye	74	854441	371	70	Donald K. Jennings
Fye	75	854442	371	71	Donald K. Jennings
Fye	76	854443	371	72	Donald K. Jennings
Fye	77	854444	371	73	Donald K. Jennings
Fye	78	854445	371	74	Donald K. Jennings
Fye	79	854446	371	75	Donald K. Jennings
Fye	80	854447	371	76	Donald K. Jennings
Fye	81	854448	371	77	Donald K. Jennings
Fye	82	854449	371	78	Donald K. Jennings
Fye	83	854450	371	79	Donald K. Jennings
Fye	84	854451	371	80	Donald K. Jennings
Fye	85	854452	371	81	Donald K. Jennings
Fye	86	854453	371	82	Donald K. Jennings
Fye	87	854454	371	83	Donald K. Jennings
Fye	88	854455	371	84	Donald K. Jennings
Fye	89	854456	371	85	Donald K. Jennings
Fye	90	854457	371	86	Donald K. Jennings
Fye	91	854458	371	87	Donald K. Jennings
Fye	92	854459	371	88	Donald K. Jennings
Fye	93	854460	371	89	Donald K. Jennings

Fye	95	854461	371	90	Donald K. Jennings
Fye	96	854462	371	91	Donald K. Jennings
Fye	97	854463	371	92	Donald K. Jennings
Fye	98	854464	371	93	Donald K. Jennings
Fye	99	854465	371	94	Donald K. Jennings
Fye	100	854466	371	95	Donald K. Jennings

Fye Canyon Technical Report
April 2005

Claim Name		BLM Serial No.	Book	Page	Registered Owner

Fye	101	854467	371	96	Donald K. Jennings
Fye	102	854468	371	97	Donald K. Jennings
Fye	103	854469	371	98	Donald K. Jennings
Fye	104	854470	371	99	Donald K. Jennings
Fye	105	854471	371	100	Donald K. Jennings
Fye	106	854472	371	101	Donald K. Jennings
Fye	107	854473	371	102	Donald K. Jennings
Fye	108	854474	371	103	Donald K. Jennings
Fye	109	854475	371	104	Donald K. Jennings
Fye	110	854476	371	105	Donald K. Jennings

Fye	112	854477	371	106	Donald K. Jennings

Fye	114	854478	371	107	Donald K. Jennings

Fye	116	854479	371	108	Donald K. Jennings

Fye	118	854480	371	109	Donald K. Jennings
Fye	119	854481	371	110	Donald K. Jennings
Fye	120	854482	371	111	Donald K. Jennings
Fye	121	854483	371	112	Donald K. Jennings
Fye	122	854484	371	113	Donald K. Jennings
Fye	123	854485	371	114	Donald K. Jennings